Mail Stop 3561

      July 15, 2005

Sheldon Goldberg, President
Sockeye Seafood Group, Inc.
Suite 400-601 W. Broadway
Vancouver, B.C.
Canada  V5Z 4C2

	Re:	Sockeye Seafood Group, Inc.
      Amendment No. 4 to Registration Statement on
      Form 10-SB
		Filed May 26, 2005
		File No. 000-51197

Dear Mr. Goldberg:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Available Information, page 3

1. Please revise to provide the current address of the Public
Reference Room at 100 F Street, N.E., Washington, DC 20549.

Description of Business, page 4

2. We note the disclosure of your principal suppliers on page 10.
Please revise to clarify if those parities are members of the First
Nations groups.

3. We note your additional disclosure on page 11 that you "intend to use [your] prior established contacts in the industry to facilitate the above services." Please revise to disclose any discussions or understandings you have with buyers or sellers about utilizing your services.

4. We note the disclosure on page 16 states that the "First Nations openings" account for 3-5 percent of the total harvest of various types of seafood products. Please discuss if it is possible for the
First Nations groups with which you have contacts with to utilize any other companies that would be considered your competitors.

5. If applicable, please provide the disclosure required by Item
101(b)(6) of Regulation S-B.

6. Please revise to update the status of your licensing applications discussed on page 17.

Management`s Plan of Operation and Analysis of Results of
Operations
and Financial Condition, page 19

7. We note the disclosure of professional fees incurred in the first quarter of this year. Please revise to clarify what those fees relate to and if such fees will be a recurring expense.

8. In the fourth milestone on page 22, we note that you have received verbal commitments from certain First Nations fishermen that they will supply products at the "prevailing market rates." Please revise to reconcile that with your disclosure on page 8 that one of the advantages with working with the First Nations groups is that they are able to provide products at a lower price.

Risk Factors, page 23

9. In risk factor eight, please revise both the subheading and narrative to simply state that there is no trading market for your shares.

Part F/S
Report of Independent Registered Public Accounting Firm, page 46

10. We noted your response to our comment 28 from our letter dated May 13, 2005. Your audited 2004 financial statements include columns on pages 48 and 50, headed, Audited May 21, 2003 (Inception) through
December 31, 2004 (which appears consistent with SFAS 7). These columns are not opined upon in the accompanying auditor`s report. We are reissuing our initial comment and reiterate that your independent auditors (Franklin Griffith & Associates) must opine on these columns in their audit report, or make reference in the first paragraph to the audit reports of other auditors from which they relied upon, whose report is attached. Please advise your auditors to revise their report accordingly.


General

11. Please revise to include comparable financial statements (i.e. provide a column for the period ended March 31, 2004). Refer to Item
310(b) of Regulation S-B. In this connection, this comment is applicable to your Form 10-QSB filed on May 16, 2005

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.


Sincerely,



John Reynolds, Assistant Director
Office of Emerging Growth Companies

Cc: 	David Knapfel
	Fax No. (604) 713-8601
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Sheldon Goldberg, President
Sockeye Seafood Group, Inc.
July 15, 2005
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